E: lou@bevilacquapllc.com

T: 202.869.0888

W: bevilacquapllc.com

August 3, 2022

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brera Holdings Limited

Confidential Submission of Draft Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of our client, Brera Holdings Limited, an Irish private company limited by shares (the “Company”), we hereby submit a draft Registration Statement on Form F-l (the “Draft Registration Statement”) relating to the proposed initial public offering in the United States of the Company’s securities.

The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for review on a confidential basis pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and that it has not previously filed a registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the Registration Statement on Form F-l (the “Public Form F-1”) at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Public Form F-1, and at least 15 days prior to the anticipated effective date of the Public Form F-1 for its listing on a national securities exchange.

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at 202-869-0888 (ext. 100) or lou@bevilacquapllc.com.

Very truly yours,

/s/ Louis A. Bevilacqua
Louis A. Bevilacqua

cc:	Daniel Joseph McClory, Executive Chairman

Brera Holdings Limited

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036